



The following materials were posted on the internet at www.noticepapers.com from approximately July 2, 2020 - August 13, 2020

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Expressing Your Voting Interest

I have been receiving communications from people sharing their intentions regarding voting for the upcoming Shareholder Meeting. I love receiving these messages. If you could include in your message using the Contact Us Form below the number of shares you will be voting, I would appreciate it greatly!

Documents

CytRx Corporation Hammann Proxy Materials -- COMING SOON

For those of you looking to download the Hammann Proxy Statement and the White Proxy Card, I ask that you please be patient. There is a mandatory delay between the filing of a Preliminary Proxy Statement with the SEC and the ability to advertise that proxy statement to Shareholders. The mandatory delay is (at a minimum) 10 days. Please leave a message in the Contact the Proxy form below and these materials will be forwarded to you shortly. Thank you for your patience!

Jerry Hammann

Important Notice Regarding Internet Availability of Proxy Materials (pdf)

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1566 Sumter Avenue North, Minneapolis, Minnesota 55427, United States

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Phone: (612) 290-7282 (preferred) OR (800) 246-4238

Frequently Asked Questions



Additional Information

Additional Information

What are the mechanics of voting my shares?

In order to understand the mechanics of voting your shares pursuant to a proxy filed with the Securities and Exchange Commission or provided on this website, please answer two questions:

Is the Proxy Statement labeled "Preliminary" or "Definitive"? If the Proxy Statement is labeled "Preliminary", you cannot vote yet. You may only vote when a Proxy Statement is labeled "Definitive." When a Proxy Statement is labeled "Definitive", it will be available for download on this website along with the Proxy Card referenced by the Proxy Statement.

Are you a "Beneficial Shareholder" or a "Shareholder of Record"? If you used a brokerage firm to purchase shares of stock, you are likely a Beneficial Shareholder,

which means your shares are held in "street name" and your broker is responsible for providing you with means to inform them of your voting preferences. Under these circumstances, you may either vote using the instructions provided to you by your brokerage firm, or by using the Proxy Card available on this website.

If you are a Shareholder of Record, the only means you have of making your vote count using the Proxy Card referenced by the Proxy Statement is to download the Proxy Card and return it using the instructions contained in the Proxy Statement. If you are a Shareholder of Record and no Proxy Card is currently available for download, please use the form in the Contact Us section above to have a Proxy Card sent to you once the Proxy Statement is made Definitive.



The following materials were posted on the internet at www.noticepapers.com
from approximately August 13, 2020 - August 17, 2020

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Document Delivery Made Easy



Documents

___

CytRx Corporation Hammann Proxy Materials

I want to thank everyone for their patience in waiting for the White Proxy Card, Jerry Hammann

Hammann Proxy Statement for CytRx Corporation 2020 Shareholder Meeting (p



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Hammann White Proxy Card for CytRx Corporation 2020 Shareholder Meeting (pdf)

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Hammann Letter re_ CytRx Corporation 2020 Shareholder Meeting (pdf)

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Frequently Asked Questions





What are the mechanics of voting my shares?

In order to understand the mechanics of voting your shares pursuant to a proxy filed with the Securities and Exchange Commission or provided on this website, please answer this question:

Are you a "Beneficial Shareholder" or a "Shareholder of Record"?

Beneficial Shareholders: If you used a brokerage firm to purchase shares of stock, you are likely a Beneficial Shareholder, which means your shares are held in "street name" and your broker is responsible for providing you with means to inform it of your voting preferences. Under these circumstances, you may either vote using the instructions provided to you by your brokerage firm (the preferred method), or by using the Proxy Card available on this website.

If your brokerage firm does not provide you instructions, and you elect to use the Proxy Card available on this website, you must also provide me with your Legal Proxy. A Legal Proxy is a document you request from your brokerage firm transferring the brokerage firm's authority to vote your shares to you. Please contact me if you need help in accomplishing this.

Shareholders of Record: If you are a Shareholder of Record, the only means you have of making your vote count using the Proxy Card referenced by the Proxy Statement is to download the Proxy Card and return it using the instructions contained in the Proxy Statement.

Share Your Voting Successes and Challenges

Please be my eyes and ears during this Proxy Contest. I would like to know which brokerage firms are providing a smooth experience for you to vote for me and which ones are not. Therefore, all feedback, good and bad, on your voting experience is appreciated!



Contact Us

Contact the Proxy!

Name

Email*

Message

SEND

Contact by the form above or by e-mail is preferred, but you can also contact the Proxy by telephone

NoticePapers

1566 Sumter Avenue North, Minneapolis, Minnesota 55427, United States

E-mail: mail@noticepapers.com
Phone: (612) 290-7282 (preferred) OR (800) 246-4238







The following materials were posted on the internet at www.noticepapers.com beginning on August 17, 2020

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Document Delivery Made Easy

Please Share Your Share Count

If you haven't given me your share count yet, please do so before the end of day today, Monday August 17, 2020. Use the Contact Us form below. The current vote total means everything in determining the next steps. Now is not the time to be a secret admirer.

Documents

CytRx Corporation Hammann Proxy Materials

I want to thank everyone for their patience in waiting for the White Proxy Card, Jerry Hammann

Hammann Proxy Statement for CytRx Corporation 2020 Shareholder Meeting (pdf)

DOWNLOAD

Hammann White Proxy Card for CytRx Corporation 2020 Shareholder Meeting (pdf)

DOWNLOAD

Hammann Letter re_ CytRx Corporation 2020 Shareholder Meeting (pdf)

DOWNLOAD

Hammann Letter Responding to CytRx Corporation Defamation Attempts (pdf)

DOWNLOAD

Supreme_Court_Petition_2020_06_16 FINAL Modified Third (pdf)

DOWNLOAD



Appendix 2020 06 02 FINAL (pdf)

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Frequently Asked Questions



What are the mechanics of voting my shares?

In order to understand the mechanics of voting your shares pursuant to a proxy filed with the Securities and Exchange Commission or provided on this website, please answer this question:

Are you a "Beneficial Shareholder" or a "Shareholder of Record"?

Beneficial Shareholders: If you used a brokerage firm to purchase shares o̶̶̶̶̶̶̶̶̶̶̶̶ you are likely a Beneficial Shareholder, which means your shares are held in "s̶̶̶̶̶ name" and your broker is responsible for providing you with means to inform it of



name" and your broker is responsible for providing you with means to inform it of your voting preferences. Under these circumstances, you may either vote using the instructions provided to you by your brokerage firm (the preferred method), or by using the Proxy Card available on this website.

If your brokerage firm does not provide you instructions, and you elect to use the Proxy Card available on this website, you must also provide me with your Legal Proxy. A Legal Proxy is a document you request from your brokerage firm transferring the brokerage firm's authority to vote your shares to you. Please contact me if you need help in accomplishing this.

Shareholders of Record: If you are a Shareholder of Record, the only means you have of making your vote count using the Proxy Card referenced by the Proxy Statement is to download the Proxy Card and return it using the instructions contained in the Proxy Statement.

Contact Us

Contact the Proxy!

Name

Email*

Message

SEND



Contact by the form above or by e-mail is preferred, but you can also contact the Proxy by telephone

NoticePapers

1566 Sumter Avenue North, Minneapolis, Minnesota 55427, United States

E-mail: mail@noticepapers.com
Phone: (612) 290-7282 (preferred) OR (800) 246-4238

